BOART LONGYEAR

082-35090

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

07026856

18 September 2007

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcements: (1) Half Year Investor Presentation, submitted on August 23, 2007; (2) Half Year Announcement/Media Release, submitted on August 23, 2007; and (3) Appendix 4D and Half Year Accounts, submitted on August 23, 2007. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

2007 SEP 21 A

Enclosures

dw 9/21

ISO 14001 certified
ISO 9001:2000 certified



RECEIVED
BOART LONGYEAR
Boart Longyear Limited
ABN 49 123 052 728
HALF YEAR
30 June 2007

Important notice and disclaimer

This presentation has been prepared by Boart Longyear Limited (the "Company"). It contains general background information about the Company's activities current as at the date of the presentation. It is information given in summary form and does not purport to be complete. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not (and nothing in it should be construed as) an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security in any jurisdiction, and neither this document nor anything in it shall form the basis of any contract or commitment. The presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.

The Company has prepared this presentation based on information available to it, including information derived from publicly available sources that have not been independently verified. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness, correctness or reliability of the information, opinions and conclusions expressed.

Any statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. This presentation should not be relied upon as a recommendation or forecast by the Company. To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

The financial information disclosed has been prepared on a statutory and pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company. All references to dollars are to United States currency unless otherwise stated.

Agenda

- H12007 Highlights
- Business Highlights
- Financial Overview
- Strategy & Outlook
- Q&A

H12007 Highlights

Business highlights

- Robust market demand
- Sound results
  - Strong top line growth
  - Bottom line on track
  - Improvement in working capital
  - Backlog continues to grow
- Acquisitions performing well, integration well advanced
- Manufacturing restructuring complete

Results snapshot

- H12007 Pro forma Revenue US$753 million (52% of FY Prospectus forecast)
- H12007 Pro forma EBITDA US$156 million (49% of FY Prospectus forecast)
- Improved cash flows

Confident we'll meet full year prospectus forecasts


BOART LONGYEAR
BUSINESS
Paul Brunner - CEO

Strength in commodities markets

High prices + Strong demand + Limited reserves = Increasing exploration expenditure

Copper



US$/lb
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
Median Cash Cost
Annual Average Copper Price

Iron ore



US$/dmtu
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
Median Cash Cost
Annual Average Iron contract price

Gold



US$/oz
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
Median Cash Cost
Annual Average Gold Price

Uranium



US$/lb
140
120
100
80
60
40
20
0
2004
2005
2006
2007E
2008E
2009E
2010E
Average Uranium price

Source: All historic and forecast data provided by GSJBW

BOART LONGYEAR H1

Drilling Services

51% year on year revenue growth


Canada
+16%
Europe
+360%
USA
+43%
Asia Pacific
+105%
South America
+77%
Africa
+35%

Labour Hotspots

Year on year statutory revenue growth for Drilling Services for each region
Source: management

Successes

- Wage inflation currently in control
- Recruitment, training, and retention improving

Australian employee turnover in decline


Headcount (12 mth rolling average)
900
800
700
600
500
400
300
200
100
0
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jun-06
Oct-06
Feb-07
Jun-07
Drilling Services Australia Employees
Employee Turnover (%)

Source: management

Challenges

- Third party rig deliveries slow
- Select labour markets tight

Products

31% year on year revenue growth

Global nonferrous minerals exploration budgets forecast to increase



12
8
4
0
US$bn
3.8
5.1
7.5
9.0
9.9
FY2004
FY2005
FY2006
FY2007E
FY2008E

Source: Metals Economics Group data, FY2004 – FY2006 and FY2007 Estimate; Management's FY2008 estimate



YOY Production and Backlog increases
140%
120%
100%
80%
60%
40%
20%
0%
47%
75%
21%
59%
81%
96%
90%
120%
Coring rods
Diamond bits
Surface rigs
Underground rigs
Production
Backlog

Percentage change in volume of units produced and order backlog for the six months to 30 June 2007 versus the six months to 30 June 2006.

Record production driven by strong demand

- Revenue growth double of Prospectus forecast
- Capacity expansion complete, looking for more

Volume	**27%**
Price	**3%**
FX	**1%**
Revenue growth	**31%**

Year on year Statutory revenue growth of Products, including revenue of MCE Poland (US$7 million) in H12006, a business sold in H22006.

Operating initiatives progressing

Functional expertise	Delivering results
Sales	Made progress with KAM program, but capacity constrained Expanded focus to Products customers
Product development	Innovation loop – 3 new products to market Alpha 3 stage diamond bit – now 10% of bit orders More new products in pipeline
Manufacturing	Headcount reductions US$5M annualised savings to come
Sourcing	US$700M annual spend managed globally US$15M savings on track





Mississauga
Europe
Wroclaw
Wuxi
South Africa

BOART LONGYEAR H1



BOART LONGYEAR

FINANCIAL

Ron Sellwood - CFO

Group overview

Statutory financials

US$m	H12006 Actual	H12007 Actual	FY2007 Prospectus[4]
Revenue	526[1]	750	1,460
COGS	344	478	891
Gross Margin	182[3]	272[3]	569[3]
Gross Margin	*35%*	*36%*	*39%*
EBITDA	77	140	291
EBITDA Margin	*15%*	*19%*	*20%*
EBIT	53	110	229
NPAT	6[2]	17	78
EPS (cents)		1.2	5.3

Pro forma financials

	H12007 Actual	FY2007 Prospectus[4]
Revenue	753	1,461
COGS	473	882
Gross Margin	280[3]	579[3]
Gross Margin	*37%*	*40%*
EBITDA	156	320
EBITDA Margin	*21%*	*22%*
EBIT	126	256
NPAT	72	149
EPS (cents)	4.8	10.0

Pro forma results are adjusted for IPO and other non-recurring items to reflect the ongoing performance of the Group



JAN
IPO – 5 APRIL
DEC
One-off costs
Statutory (all costs included)
Pro forma (excludes one-off costs & FX gain)

1. H12006 includes US$7million of revenue and US$0.5 of EBITDA in respect of MCE Poland, a business sold in 2006.
2. H12006 NPAT from continuing operations shown for comparison
3. Gross margin is presented on a cash basis, before accounting for depreciation
4. The FY2007 estimates are as shown in the IPO Prospectus

BOART LONGYEAR H1 2007

H12007 - Statutory basis

Year on year performance

US$m	H12006 Actual	H12007 Actual
Revenue	526[1]	750
COGS	344	478
Gross Margin	182	272
Gross Margin	*35%*	*36%*
Other Expenses	105	132
S,G&A	115	144
Other income	(10)	-
FX Gain	-	(12)
EBITDA	77	140
EBITDA Margin	*15%*	*19%*
Dep. & Amort.	23	30
EBIT	53	110
Net Finance Costs	20	81
Tax Expense	27	12
NPAT	6[2]	17

Revenue Growth 43%
- **Organic 26%**
- **Acquired 17%**

EBITDA Growth 82%


Revenue
EBITDA
US$(m)
800
700
600
500
400
300
200
100
0
526
134
90
750
77
36
27
140
H12006
Organic growth
Acquired growth
H12007
H12006
Organic growth
Acquired growth
H12007

- Leveraging overhead cost base
- Pre IPO debt funding costs
- 2007 Effective tax rate 41%, ongoing at 32%

1.H12006 includes US$7million of revenue and US$0.5 of EBITDA in respect of MCE Poland, a business sold in 2006.
2.H12006 NPAT from continuing operations shown for comparison

BOART LONGYEAR H1

H12007 - Pro forma basis

H1 Pro forma vs FY Prospectus forecast

US$m	H12007 Actual	FY2007 Prospectus[1]
Revenue	753	1,461
COGS	473	882
Gross Margin	280	579
Gross Margin	*37%*	*40%*
Other Expenses	124	259
EBITDA	156	320
EBITDA Margin	*21%*	*22%*
Dep. & Amort.	30	64
EBIT	126	256
Net Finance Costs	20	37
Tax Expense	34	70
NPAT	72	149

1. The FY2007 estimates are as shown in the IPO Prospectus

H1 Pro forma EBITDA by Division



121
56
21
156
Drilling Services
Products
Corporate SG&A
Consolidated EBITDA

H1 EBITDA – Reconciliation of Statutory to Pro forma



140
12
6
10
12
156
H1 Statutory EBITDA
Non-recurring IPO & professional costs
Acquisition related adjustments
Other non-recurring expenses
Foreign exchange gain
H1 Pro forma EBITDA

Investment in the business

Significant reduction in working capital to revenue



26%
25%
24%
23%
22%
21%
20%
19%
NWC/Revenue
25%
21%
253
301
320
300
280
260
240
220
US$(m)
H12006
H12007
NWC/Revenue
Net Working Capital

NWC/Revenue is calculated using the last 12 months' revenue, adjusted for revenues of acquisitions as if part of the group for the full twelve month period

- Drilling Services – investments in rigs and ancillary
- Products – investments in capacity and transfers

- Reduction in working capital needs
- Days sales outstanding reduced to 54 (63)
- Inventory turns increased to 6.5 (6.0)
- Days payables outstanding increased to 34 (31)

Capex investment on track



Drilling Services
Products
Corporate
45
85
11
17
6
15
H12007
FY2007 Prospectus
0
20
40
60
80
100
US$(m)

Capital expenditure is presented above on an accruals basis

BOART LONGYEAR H1

Drilling Services

US$m	Statutory basis H12006 Actual	Statutory basis H12007 Actual	Pro forma basis H12007 Actual	Pro forma basis FY2007 Prospectus
Revenue	305	460	463	908
EBITDA	59	109	121	251
EBITDA margin	*19%*	*24%*	*26%*	*28%*

- EBITDA margin – 5 percentage points increase
- 44% YOY EBITDA growth from acquisitions
- Price increases in 2007
- On track to meet Prospectus forecasts



Statutory EBITDA Bridge
59
26
19
9
3
2
9
109
YOY Growth - 85%
H12006 EBITDA
Acquisitions
Price/efficiency gains
FY2006 new rigs
H12007 new rigs
FX gains
Operating expenses
H12007 EBITDA

BOART LONGYEAR H1

Products

US$m	Statutory basis H12006 Actual	Statutory basis H12007 Actual	Pro forma basis H12007 Actual	Pro forma basis FY2007 Prospectus
Revenue	221[1]	290	290	553
EBITDA	39	52	56	121
EBITDA margin	*18%*	*18%*	*19%*	*22%*

1. H12006 includes US$7million of revenue and US$0.5 of EBITDA in respect of MCE Poland, a business sold in 2006.

- Volume effect – 51% increase in EBITDA
- H1 average price increase 3%
- Sourcing savings on track
- On track to meet Prospectus forecasts

Statutory EBITDA Bridge



39
20
6
1
7
8
13
52
YOY Growth - 33%
H12006 EBITDA
Volume
Price
FX gain
Sourcing savings
Cost inflation
Operating expenses
H12007 EBITDA


BOART
LONGYEAR
STRATEGY &
Paul Brunner - CEO

Near term growth strategy

DRILLING SERVICES

MINERALS Organic & Acquired Growth	Geographic expansion – South America, Africa, Russia Customer focus – KAM Technology expansion – Sonic
E&I Organic Growth	Geographic expansion – Europe, Australia Technology expansion – Sonic Segment diversity – Minerals
ENERGY Organic Growth	Customer focus – Oil Majors Segment focus – Oil Sands & Oil Shale Segment opportunity – CBM

PRODUCTS Organic & Acquired Growth	Geographic expansion – South America, Africa, Russia Customer focus – KAM Product development – New rig designs

Strategic acquisitions and divestments

Recent acquisitions and divestment

- Acquisitions performing well
  - Top line and bottom line
  - Continued to retain the talent
- Strategic targets being pursued
  - Minerals primary focus
  - Active pipeline – average target size US$25M Revenue
  - 3 to 4 transactions a year
- Non-core businesses being divested
  - MCE Australia sold


DrillCorp
Grimwood
KWL
NWD
MCE
Prosonic
Connors
(Chile)
Connors
(Argentina)

Outlook

- On track to meet FY07 Prospectus Statutory and Pro forma forecasts
- Strong market demand through 2008
- Drilling Services - labour capacity constraints will be a challenge
- Products – more capacity planned to address backlog
- Bolt-on acquisitions to continue – 3 to 4 a year


BOART
LONGYEAR
APPENDICES

Basis of Preparation

- Financial information has been prepared in accordance with A-IFRS
- Statutory and Pro forma Income Statements include the results of MCE Australia, a business sold in August 2007 for A$10.1(US$8.8) million.
- Pro forma financial figures reflect normalization adjustments for:
  - Full year impact of acquisitions and business initiatives
  - Significant items not reflective of the business going forward (e.g. capital structure, IPO related costs)
- All financial figures are reported in US$
- Earning per share computations for all periods presented reflect shares issued under the Company's recent Initial Public Offering (i.e. 1,485,250,000 common shares)

Reconciliation of Statutory to Pro forma Income Statement

US$m	H12007 Statutory Actual	IPO & Professional costs	Acquisiton related adjustments	Other non-recurring costs	Foreign exchange gain	Interest adjustment	Tax adjustment	H12007 Pro forma Actual
Revenue	750		3					753
EBITDA	140	12	6	10	(12)			156
EBIT	110	12	6	10	(12)			126
Net Finance Costs	(81)					61		(20)
Tax Expense	(12)						(22)	(34)
NPAT	17	12	6	10	(12)	61	(22)	72

The income statement for the first half year is presented on both a statutory and pro forma basis, consistent with the presentation of the historical and forecast full year income statements presented in the IPO Prospectus. There are a number of non-recurring and part year adjustments which have been applied to the statutory half year figures to arrive at the pro forma half year results. The pro forma results are presented as representative of the ongoing results of the Group.

The adjustments made include the following:

IPO & Professional costs

Non-recurring costs in relation to the IPO being the change in group structure, and associated additional audit and accounting fees incurred in support of the IPO process (US$12 million);

Acquisition related adjustments

Earnings of the acquisitions of KWL, Grimwood Davies and Connors that were made after 1 January 2007, assuming they were part of the Group for the full six months of the half year. The pro forma includes an adjustment to Revenue of $3 million, to EBITDA of $0.6 million and to EBIT of $0.5 million;

The pro forma figures include the reversal of $5 million of inventory related expenses. The adjustment relates to inventory which was capitalised as part of the purchase price allocation on the businesses acquired which has been expensed to achieve conformance with Boart Longyear's accounting policies;

Adjustments also include integration costs associated with the businesses acquired, which principally related to redundancy costs, retention payments and other costs ($1 million);

Other non-recurring expenses

Additional costs associated with a profit share arrangement within an employment contract related to an acquisition which is due to expire at the end of 2007 and will not be renewed on similar terms (US$4 million);

Non-recurring relocation and other costs associated with staffing the Operational Head Office in Salt Lake City to the extent these had not been provided for as at 31 December (US$3 million);

Non-recurring costs associated with the Boart Longyear restructuring initiatives to the extent these have not been specifically provided for as at 31 December 2006 (US$2 million)

Foreign exchange gain

Foreign exchange gain of $12 million which was realised on Australian and Canadian dollar denominated intercompany loans which were unhedged for a portion of the half year period. The balances associated with the gains have been hedged. The foreign exchange gain was not forecast in the full year income statement presented in the Prospectus.

Net finance cost adjustment

Prior to the IPO, the Group had significantly higher debt levels, which were refinanced immediately following the IPO. Additional net finance costs as a result of the previous financing structure were incurred from 1 January 2007 until April 2007. An adjustment of $61 million has been made to represent the six month impact of the current debt funding arrangements.

Tax adjustment

The tax adjustment represents the net tax impact of the adjustments described above and the effect of the group restructuring which was completed in the first half which is expected to result in an ongoing effective tax rate of approximately 32%.

Statutory Income Statement

	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2008 US$'000
Continuing operations		
Revenue	749,985	525,935
Cost of goods sold	(504,144)	(365,444)
Gross margin	245,841	160,491
Operating expenses:		
Selling, general and administration expenses	(146,194)	(115,847)
Other operating income	10,811	8,961
Operating profit	110,458	53,605
Investment and interest income	2,247	6,703
Interest expense	(83,264)	(26,601)
Profit before taxation	29,441	33,707
Income tax expense	(12,091)	(27,489)
Profit for the period from continuing operations	17,350	6,218
Discontinued operations (net of taxes)		
Loss for the period from discontinued operations	-	(706)
Loss on sale of discontinued operations	-	(5,617)
Profit (loss) for the period	17,350	(105)
Earnings per share:		
From continuing and discontinued operations:		
Basic and diluted earnings per share	1.17 cents	(0.01) cents
From continuing operations:		
Basic and diluted earnings per share	1.17 cents	0.42 cents

BOART LONGYEAR H1

Statutory Balance Sheet

	30 June 2007 US$'000	31 December 2006 US$'000
Current assets		
Cash and cash equivalents	43,322	26,547
Trade and other receivables	250,448	226,885
Inventories	152,827	134,339
Other financial assets	725	2,222
Prepaid expenses and other current assets	21,412	22,116
	468,734	412,109
Assets classified as held for sale	9,244	-
Total current assets	477,978	412,109
Non-current assets		
Property, plant and equipment	294,774	243,383
Goodwill and other intangible assets	231,218	158,115
Deferred tax assets	51,024	17,991
Other financial assets	3,415	3,911
Other assets	432	1,303
Total non-current assets	580,863	424,703
Total assets	1,058,841	836,812
Current liabilities		
Trade and other payables	188,207	237,554
Provisions	24,063	28,542
Current tax payable	5,144	20,090
Loans and borrowings	4,417	11,884
	221,831	298,070
Liabilities directly associated with non-current assets classified as held for sale	2,399	-
Total current liabilities	224,230	298,070
Non-current liabilities		
Trade and other payables	624	686
Loans and borrowings	696,016	1,275,697
Other financial liabilities	-	2,300
Deferred tax liabilities	19,647	2,247
Provisions	25,402	37,786
Total non-current liabilities	741,689	1,318,716
Total liabilities	965,919	1,616,786
Net assets (liabilities)	92,922	(779,974)
Equity		
Issued capital	452,331	452,331
Reserves	6,600	5,189
Other equity	(143,236)	(991,546)
Accumulated losses	(222,773)	(245,948)
Total equity (deficit)	92,922	(779,974)

BOART LONGYEAR H1 2007

BOART LONGYEAR

ENQUIRIES: ALISON HENRIKSEN, VICE PRESIDENT INVESTOR RELATIONS
TELEPHONE: +61 2 8233 2559 EMAIL: IR@BOARTLONGYEAR.COM

Boart Longyear Limited
ABN 49 123 052 728

ASX Announcement/Media Release

HIGH MARKET DEMAND DELIVERS STRONG FIRST HALF GROWTH

Highlights:

- Statutory revenue up 43%; EBITDA up 82% on first half 2006
- Pro forma revenue US$753 million (52% of full year Prospectus forecast)
- Pro forma EBITDA US$156 million (49% of full year Prospectus forecast)
- Pro forma net profit US$72 million (48% of full year Prospectus forecast)
- Net Working Capital to Revenue ratio reduced from 25% to 21%
- Acquisitions performing as planned; integration well advanced
- Product orders continue to grow, with more capacity expansion planned

In its first financial results announcement since listing on the Australian Securities Exchange on 5 April 2007, Boart Longyear Limited today announced strong revenue and earnings growth in the six months ended 30 June 2007.

Commenting on the results, Boart Longyear's Chief Executive Officer Paul Brunner said that "Boart Longyear's first half results reflect sustained growth from both our Drilling Services and Products divisions resulting from continued high demand from the exploration drilling market. We are off to a good start as a public company and we remain confident that we will meet our statutory and pro forma earnings forecasts for the full year. We see no interruption to current market conditions."

"Our Drilling Services fleet has now passed 1,000 rigs, and the business is benefiting from the recent strategic acquisitions made in Australia, the USA and South America. All acquisitions are performing well. We have been successful in executing multiple strategies to recruit, train and retain staff. Even in Australia, where the labour market is tight, we are managing our costs and have made significant improvements in staff retention. However, the challenge to growth remains in filling the need for drillers and helpers."

Mr Brunner noted with respect to the Products Division that planned capacity increases and restructuring initiatives are being completed on time and on forecast, with benefits expected through 2008. He further commented that market demand continues to exceed expectations and there was a need to review further capacity increases before the end of 2007.

Footnote: All financial results quoted are on a statutory basis unless expressly stated as

FINANCIAL OVERVIEW

US$M	Statutory basis H12006 Actual	Statutory basis H12007 Actual	Statutory basis Year on year Growth	Pro forma basis H12007 Actual	Pro forma basis FY2007 Prospectus	Pro forma basis % of Full Year
Revenue	526	750	43%	753	1461	52%
EBITDA	77	140	82%	156	320	49%
EBITDA Margin	*15%*	*19%*		*21%*	*22%*	
NPAT	6	17	185%	72	149	48%
EPS (cents)	0.4	1.2		4.8	10.0	

Note: H12006 statutory results for continuing operations are shown for comparative purposes. The full year estimates are as stated in the IPO Prospectus.

Drilling Services and Products demand across all regions was solid, resulting in strong improvement in both revenue and earnings. Total revenue for the period was US$750 million, an increase of 43% over the prior year. Of the US$224 million year-on-year revenue increase, US$155 million was attributable to Drilling Services and US$69 million to Products.

Total EBITDA in the first half was US$140 million, an increase of 82% compared to the first half of 2006. On a pro forma basis the first half EBITDA was US$156 million or 49% of the full year forecast stated in the Prospectus.

Net profit after tax for the first half was US$17 million. On a pro forma basis, net profit after tax was US$72 million, 48% of the full year forecast stated in the Prospectus.

The statutory effective tax rate of 41% for the first half is the blended annual rate for 2007, which takes into account the tax weighting of the corporate structure prior to the IPO and post the IPO. In subsequent periods, the effective tax rate is expected to be approximately 32%.

Boart Longyear is on track to deliver strong cash flows from operating activities for the year, as forecast in the Prospectus. Significant improvements made in working capital management resulted in the reduction of the net working capital-to-revenue ratio from 25% to 21% in the past year.

Earnings per share were 1.2 US cents (4.9 US cents on a pro forma basis). No interim dividend has been declared, consistent with the Company's Prospectus.

The statutory and pro forma revenue, earnings and cash flow forecasts for the full year, as stated in the Prospectus, are expected to be met.

Footnote: All financial results quoted are on a statutory basis unless expressly stated as

DIVISIONAL REVIEW

Drilling Services Division

US$M	Statutory basis			Pro forma basis		
	H12006 Actual	H12007 Actual	Year on year Growth	H12007 Actual	FY2007 Prospectus	% of Full Year
Revenue	305	460	51%	463	908	51%
EBITDA	59	109	85%	121	251	48%
EBITDA Margin	*19%*	*24%*		*26%*	*28%*	

Note: The full year estimates are as stated in the IPO Prospectus.

Drilling Services generated revenue of US$460 million, up 51% on the same period last year. US$66 million of the revenue increase is attributable to organic growth during the period and US$89 million is attributable to the acquisitions made in 2006 and the first quarter of 2007.

EBITDA for the half year was US$109 million, up by 85% over the prior year, and on a pro forma basis was US$121 million, 48% of the full year Prospectus forecast. Currency movements had a positive effect of approximately US$2 million on EBITDA.

Products Division

US$M	Statutory basis			Pro forma basis		
	H12006 Actual	H12007 Actual	Year on year Growth	H12007 Actual	FY2007 Prospectus	% of Full Year
Revenue	221	290	31%	290	553	53%
EBITDA	39	52	35%	56	121	46%
EBITDA Margin	*18%*	*18%*		*19%*	*22%*	

Note: H12006 statutory results includes US$7 million of revenue and US$0.5 of EBITDA in respect of MCE Poland, a business sold in 2006. The full year estimates are as stated in the IPO Prospectus.

Products division generated revenue of US$290 million, up 31% on the same period last year. US$60 million of the revenue is attributable to volume growth, US$6 million to real price increases and US$3 million to the positive impact of currency movements.

EBITDA for the half year was US$52 million up by 35% over the prior year, and on a pro forma basis was US$56 million, 46% of the full year forecast stated in the Prospectus. Exchange rates had a positive effect of approximately US$1 million on EBITDA.

Footnote: All financial results quoted are on a statutory basis unless expressly stated as

BOART LONGYEAR

OUTLOOK

Due to the ongoing strength in world commodity markets Boart Longyear remains on track to deliver its forecasts for its Drilling Services and Products business units for the 2007 financial year.

The focus remains on identifying accretive opportunities to consolidate its position as the leader in the mineral exploration drilling industry and is assessing capacity expansion initiatives, as well as a select number of potential acquisitions. Operating improvements, expansion of the Environmental & Infrastructure and Energy business units, and new product development also remain important areas of focus for the Group.

Investor enquiries:
Alison Henriksen, VP Investor Relations
Boart Longyear Limited
+61 2 9293 2599
ir@boartlongyear.com

Media enquiries:
Ian Brown
Channel Financial Communications
+61 2 9221 0008
ibrown@channel.net.au

Footnote: All financial results quoted are on a statutory basis unless expressly stated as

BOART LONGYEAR LIMITED

A.B.N. 49 123 052 728

INTERIM FINANCIAL REPORT

AND

APPENDIX 4D

HALF-YEAR ENDED 30 JUNE 2007

This interim financial report is the first financial report prepared by Boart Longyear Limited following its incorporation on 2 January 2007. This report should be read in conjunction with any public announcements made by Boart Longyear Limited during or since the interim reporting period in accordance with the continuous disclosure requirements of the ASX listing rules.

CONTENTS

Name of entity:	**BOART LONGYEAR LIMITED**
ABN or equivalent company reference:	**49 123 052 728**
Half year ended ('current period'):	**30 June 2007**
Half year ended ('previous corresponding period'):	**30 June 2006**

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	% change	US$'000
Revenue from ordinary activities	Up 42.6%	749,985
Net profit from ordinary activities after tax attributable to members	N/A	17,350
Net profit after tax attributable to members	N/A	17,350

Brief explanation of any figures reported above:

Refer to the Directors' Report

Net profit after tax for the first half of 2007 calculated on a statutory basis was US$17 million. Statutory net profit after tax includes expenses and income associated with non-recurring items such as non-recurring professional and IPO related fees, finance costs related to higher debt levels in place prior to the listing of the Company, and certain foreign exchange gains. On a pro forma basis, net profit after tax for the first half of 2007 was US$72 million.

As noted in the Boart Longyear Prospectus, Boart Longyear does not intend to declare an interim dividend.

Net Tangible Assets per share:

Current period:	(9.31) cents
Previous corresponding period:	(63.16) cents

DIRECTORS' REPORT

The directors of Boart Longyear Limited submit herewith the financial report, presented in United States ("US") dollars, for the half-year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names of directors of Boart Longyear Limited during or since the end of the half-year are:

Name	
Graham Bradley	Appointed 21 February 2007
Bruce Brook	Appointed 21 February 2007
Paul Brunner	Appointed 28 February 2007
Geoffrey Handley	Appointed 21 February 2007
David McLemore	Appointed 21 February 2007
Peter St George	Appointed 21 February 2007
Neil Upfold	Appointed 2 January 2007 and resigned 21 February 2007
Robin Bishop	Appointed 2 January 2007 and resigned 21 February 2007
Nicholas Atkins	Appointed 2 January 2007 and resigned 21 February 2007

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity, Boart Longyear Limited and subsidiaries, ("Boart Longyear Group" or the "Company") during the half-year ended 30 June 2007 were to provide contract drilling services and to manufacture and distribute related drilling products for the natural resource industry, including minerals, energy and water. The Boart Longyear Group operates in four geographic regions which are defined as Americas, Europe, Asia Pacific and Sub Saharan Africa.

REVIEW OF OPERATIONS

Overview

The Boart Longyear Group is the world's leading integrated drilling services provider and products manufacturer for the Minerals industry, with a presence in the Environmental & Infrastructure and Energy industries. Boart Longyear Limited was incorporated on 2 January 2007 and was listed on the Australian Securities Exchange on 5 April 2007.

The Drilling Services division operates in 30 countries and provides drilling services to Mining clients predominantly in the exploration and development stage, as well as to clients in the Environmental & Infrastructure and Energy Industries.

The Products division manufactures and distributes coring tools, drilling capital equipment, percussive tools, mining capital equipment and products for the construction and stone industries. These products are sold to customers in more than 100 countries, and used in the Minerals, Environmental & Infrastructure and Energy Industries.

Financial performance

Drilling Services and Products demand across all regions was solid resulting in strong improvement in both revenue and earnings

Total revenue for the period was $750 million, an increase of 42.6% over the prior period. Of the $224 million period on period increase in revenue, $155 million was attributable to Drilling Services and $69 million to Products.

Drilling Services generated revenue of $460 million, up 50.8% on the same period last year. $66 million of this revenue growth is attributable to organic growth during the period and $89 million is attributable to the acquisitions made in 2006 and the first quarter of 2007.

Products generated revenue of $290 million, up 31.2% on the same period last year. $60 million of this revenue growth is attributable to volume growth, $6 million to real price increases and $3 million to the positive impact of currency movements.

Capacity was significantly increased in the first half of the year through additions to the Boart Longyear Group's manufacturing facilities and de-bottlenecking efforts. Despite these improvements, the backlog for all products has continued to increase and further capacity expansion initiatives are currently being evaluated.

Net profit after tax for the first half of the year was $17 million. This result includes the impact of non-recurring professional and IPO related fees ($12 million), acquisition related adjustments ($6 million), and other non-recurring items including restructuring costs ($10 million), offset by a foreign exchange gain of $12 million.

The net profit after tax also includes the impact of finance costs relating to the higher debt levels in place prior to the listing of the Company, including the amortisation of financing fees of $26 million, largely related to pre-IPO debt.

The effective tax rate of 41% is the blended annual rate for 2007, which takes into account the tax weighting of the corporate structure prior to the IPO and post the IPO. In subsequent periods, the tax rate is expected to be approximately 32%.

Earnings per share in the first half of 2007 were 1.17 cents, compared to (0.01) cents for the same period in 2006.

ENTITIES OVER WHICH CONTROL HAS BEEN GAINED OR LOST DURING THE PERIOD

Acquisition of Resources Services Holdco, Inc. by Boart Longyear Limited

Effective 12 April 2007, Boart Longyear Limited, through its wholly owned subsidiary, Boart Longyear Investments Pty Limited, acquired 100% of the equity in Resources Services Holdco, Inc. ("RSHI"), the then legal parent entity of the Boart Longyear Group, for $1,361 million through the issuance of Convertible Redeemable Notes and Exchangeable Notes. Pursuant to its IPO on the Australian Securities Exchange, Boart Longyear Limited issued 1,269,158,552 ordinary shares for $1,923 million (AU$2,3[illegible]0 million). The proceeds from the IPO were used to reduce debt and redeem the Convertible Redeemable Notes of RSHI. In addition, 216,091,448 ordinary shares were issued to redeem the Exchangeable Notes.

In accordance with AASB 3 'Business Combinations' the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the consolidated financial statements of RSHI. Accordingly, RSHI is considered to be the 'acquirer' for accounting purposes and as a result:

- the retained earnings and issued equity instruments recognised in the consolidated financial statements are the continuation of the retained earnings and issued equity instruments of RSHI,
- the assets and liabilities recognised and measured in the consolidated financial statements are at the carrying amounts of RSHI rather than at their fair values,
- the amount recognised as other equity balances in the consolidated financial statements were determined by adding the notional cost of the combination to the other equity balances of RSHI prior to the combination,
- the comparative information presented in the consolidated financial statements is that of RSHI, and
- the retained earnings of RSHI prior to the combination are not available for the payment of dividends to the shareholders of Boart Longyear Limited.

Acquisition of Other Entities and Operations

During the half-year, the Boart Longyear Group completed the acquisitions of KWL Drill Rig Engineering Pty Limited and Grimwood Davies Pty Limited, which are both in Australia, as well as the Connors Drilling businesses in Chile and Argentina.

Future Developments

Due to the ongoing strength in world commodity markets Boart Longyear remains on track to deliver its forecasts for its Drilling Services and Products business units for the 2007 financial year as detailed in the IPO Prospectus.

The focus remains on identifying accretive opportunities to consolidate its position and as the leader in the mineral exploration drilling industry and is assessing capacity expansion initiatives, as well as a select number of potential acquisitions. Operating improvements, expansion of the Environmental & Infrastructure and Energy business units, and new product development also remain important areas of focus for the Group.

Events After the Balance Sheet Date

There has been no matter or circumstance that has arisen since the end of the half-year that has significantly affected, or may significantly affect, the operations of the Boart Longyear Group, its results of those operations, or its operations or results in future financial years

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 7 of the half-year financial report

ROUNDING OF AMOUNTS

Boart Longyear Limited is a company of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and the financial report are presented in US dollars and have been rounded off to the nearest thousand dollars in accordance with that Class Order, unless otherwise indicated

Signed in accordance with a resolution of the directors.

On behalf of the Directors

Graham Bradley
Chairman

Sydney, 22 August 2007

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
Boart Longyear Limited
Level 25 Chifley Tower
Sydney NSW 2000

22 August 2007

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO BOART LONGYEAR LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Boart Longyear Limited.

As lead audit partner for the review of the consolidated financial statements of Boart Longyear Limited for the half-year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours faithfully

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of Boart Longyear Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Boart Longyear Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, cash flow statement, statement of recognised income and expense for the half-year ended on that date, selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Boart Longyear Limited's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Boart Longyear Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Deloitte.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Boart Longyear Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants
Sydney, 22 August 2007

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors

Graham Bradley
Chairman

Sydney, 22 August 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Continuing operations			
Revenue		749,985	525,935
Cost of goods sold		(504,144)	(365,444)
Gross margin		245,841	160,491
Operating expenses:			
Selling, general and administration expenses		(146,194)	(115,847)
Other operating income	3	10,811	8,961
Operating profit		110,458	53,605
Investment and interest income		2,247	6,703
Interest expense	4	(83,264)	(26,601)
Profit before taxation		29,441	33,707
Income tax expense	5	(12,091)	(27,489)
Profit for the period from continuing operations		17,350	6,218
Discontinued operations (net of tax)			
Loss for the period from discontinued operations	6	-	(706)
Loss on sale of discontinued operations	6	-	(5,617)
Profit (loss) for the period		17,350	(105)
Earnings (loss) per share:			
From continuing and discontinued operations:			
Basic and diluted earnings per share		1.17 cents	(0.01) cents
From continuing operations:			
Basic and diluted earnings per share		1.17 cents	0.42 cents

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	30 June 2007 US$'000	31 December 2006 US$'000
Current assets			
Cash and cash equivalents		43,322	26,547
Trade and other receivables		250,448	226,885
Inventories		152,827	134,339
Other financial assets		725	2,222
Prepaid expenses and other current assets		21,412	22,116
		468,734	412,109
Assets classified as held for sale	7	9,244	-
Total current assets		477,978	412,109
Non-current assets			
Property, plant and equipment		294,774	243,383
Goodwill and other intangible assets	14	231,218	158,115
Deferred tax assets		51,024	17,991
Other financial assets		3,415	3,911
Other assets		432	1,303
Total non-current assets		580,863	424,703
Total assets		1,058,841	836,812
Current liabilities			
Trade and other payables		188,207	237,554
Provisions	8	24,063	28,542
Current tax payable		5,144	20,090
Loans and borrowings		4,417	11,884
		221,831	298,070
Liabilities directly associated with non-current assets classified as held for sale	7	2,399	-
Total current liabilities		224,230	298,070
Non-current liabilities			
Trade and other payables		624	686
Loans and borrowings		696,016	1,275,697
Other financial liabilities		-	2,300
Deferred tax liabilities		19,647	2,247
Provisions	8	25,402	37,786
Total non-current liabilities		741,689	1,318,716
Total liabilities		965,919	1,616,786
Net assets (liabilities)		92,922	(779,974)
Equity			
Issued capital	9	452,331	452,331
Reserves	10	6,600	5,189
Other equity	11	(143,236)	(991,546)
Accumulated losses	12	(222,773)	(245,948)
Total equity (deficit)		92,922	(779,974)

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Note	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Unrealised gains on cash flow hedges recorded in equity	10	3,829	-
Tax impact on unrealised gains on cash flow hedges recorded in equity		(1,570)	-
Exchange differences arising on translation of foreign operations	10	6,567	(3,840)
Unrealised actuarial gains (losses) related to defined benefit plans		9,860	(2,828)
Tax impact on unrealised actuarial gains (losses) related to defined benefit plans		(4,035)	1,140
Net income recognised directly in equity		14,651	(5,528)
Profit (loss) for the period		17,350	(105)
Total recognised income and expense for the period		32,001	(5,633)

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Receipts from customers		727,163	491,335
Payments to suppliers and employees		(639,830)	(457,390)
Interest and other costs of finance related to post-IPO debt structure	4	(20,604)	(24,338)
Investment and interest income received		2,333	1,275
Income tax paid		(33,232)	(15,761)
Net cash flows provided by (used in) operating activities		**35,830**	**(4,879)**
Payments for acquisitions of businesses		(116,296)	-
Purchase of property, plant and equipment		(67,044)	(22,893)
Proceeds on disposal of subsidiary, net of cash disposed		-	65,382
Adjustment to purchase price		-	21,219
Proceeds from sale of property, plant and equipment		5,337	1,920
Proceeds from settlement (purchase) of gold hedge		1,762	(7,757)
Net cash flows (used in) provided by investing activities		**(176,241)**	**57,871**
Proceeds from issuance of shares		1,923,452	-
Payments for share issuance costs		(76,025)	-
Proceeds from borrowings		1,016,955	25,950
Payments for debt issuance costs		(16,811)	-
Interest and other costs of finance related to pre-IPO debt structure	4	(37,332)	-
Repayment of borrowings		(1,622,598)	(38,726)
Payment to redeemable note holders		(1,030,829)	-
Net cash flows provided by (used in) financing activities		**156,812**	**(12,776)**
Net increase in cash and cash equivalents		**16,401**	**40,216**
Cash and cash equivalents at the beginning of the period		**26,547**	**27,816**
Effects of exchange rate changes on the balance of cash held in foreign currencies		**374**	**(354)**
Cash and cash equivalents at the end of the period		**43,322**	**67,678**

See accompanying notes to the condensed consolidated financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporation Act 2001 and AASB 134 'Interim Financial Reporting' ("AASB 134"). Compliance with AASB 134 ensures compliance with International Accounting Standard 34 'Interim Financial Reporting' ("IAS 34"). The half-year financial report does not include notes of the type normally included in an annual financial report, but additional notes have been included where such notes are deemed relevant to the understanding of the half-year financial report.

It is recommended that the half-year financial report be considered together with any public announcements made by Boart Longyear Limited and its controlled entities during the half-year ended 30 June 2007 in accordance with continuous disclosure obligations arising under the ASX listing rules.

This is the first consolidated financial report to be prepared for Boart Longyear Limited following its incorporation on 2 January 2007. As Boart Longyear Limited was incorporated after the date of transition to the Australian equivalents to International Financial Reporting Standards ("A-IFRS"), all financial statements and information presented in this financial report are in accordance with A-IFRS. As no prior financial report has been prepared, no reconciliation from superseded Australian generally accepted accounting principles to A-IFRS has been presented.

In accordance with AASB 3 'Business Combinations' ("AASB 3"), the acquisition of Resources Services Holdco, Inc. ("RSHI") by Boart Longyear Investments Pty Limited, a wholly owned subsidiary of Boart Longyear Limited, was accounted for as a reverse acquisition, and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of RSHI, the accounting acquirer. Accordingly, the comparative information provided for the balance sheet and related information as at 31 December 2006 as well as the income statement, statement of cash flows, statement of recognised income and expense and related information for the half-year to 30 June 2006 is that of RSHI and its wholly owned subsidiaries.

Except where indicated otherwise, all amounts are presented in United States dollars.

Basis of preparation

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The financial report has been prepared on a historical cost basis, except for the revaluation of certain financial instruments. In applying A-IFRS, management is required to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported. These accounting policies have been consistently applied by each entity in the consolidated group.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The significant accounting policies set out below have been applied in the preparation of the consolidated financial statements for the half-year ended 30 June 2007 and the comparative information.

Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements are prepared by combining the financial statements of all of the entities that comprise the consolidated entity, Boart Longyear Limited (the legal parent entity), RSHI (the accounting acquirer), and subsidiaries as defined in AASB 127 'Consolidated and Separate Financial Statements' ("AASB 127"). Consistent accounting policies are applied by each entity and in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all entities for which the Boart Longyear Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until such time as the Boart Longyear Group ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Presentation currency

Results of the major operating businesses are recorded in their functional currencies, which are generally their local currency. The Boart Longyear Group's US dollar denominated revenue represents the most predominant currency. Accordingly, under A-IFRS, management believes that US dollar reporting represents the best indicator of the results of the Boart Longyear Group and therefore the consolidated financial information is presented in US dollars.

(c) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits repayable on demand with a financial institution. Cash balances and overdrafts in the balance sheet are stated at gross amounts within current assets and current liabilities, unless there is a legal right of offset at the bank. The cash and cash equivalents balance primarily consists of bank term deposits with original maturity at time of purchase of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(d) Trade and other receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Boart Longyear Group reviews collectability of trade receivables on an ongoing basis and makes judgments as to its ability to collect outstanding receivables and provides an allowance for credit losses when there is objective evidence that the Boart Longyear Group will not be able to collect the debt. The amount of the loss is recognised in the income statement within operating expenses. When a trade receivable is determined to be uncollectible, it is written off against the allowance account for doubtful debts. Subsequent recoveries of amounts previously written off are recorded in other income in the income statement.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(e) Inventories

Products
Inventories are measured at the lower of cost or net realisable value. The cost of inventories is based on a standard cost method, which approximates actual cost on a first-in first-out basis, and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads (including depreciation) based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Drilling Services
The Boart Longyear Group maintains an inventory of core drilling rods and casings for use in the rendering of services. Such inventories are measured at the lower of cost or net realisable value. Core drilling rods and casings are initially recognised at cost and are expensed over their estimated useful life. A regular and ongoing review is undertaken to establish whether any items are obsolete or damaged, and if so their carrying amount is written down to its net realisable value.

Allowances are recorded for inventory considered to be excess or obsolete.

(f) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the present value at acquisition of the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets.

Subsequent costs are recognised in the carrying amount of an item of property, plant and equipment, as appropriate, only when it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs, including repairs and maintenance, are recognised in the income statement as an expense as incurred.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land and properties in the course of construction are not depreciated.

The following useful lives are used in the calculation of depreciation:

Buildings	20-40 years
Plant and machinery	5-10 years
Drilling rigs	5-12 years
Other drilling equipment	1-5 years
Office equipment	5-10 years
Computer equipment:	
Hardware	3-5 years
Software	1-5 years

Depreciation methods, useful lives and residual values are reassessed at each reporting date. Estimates in respect of the useful life and residual value of certain items of plant and equipment and drill rigs were revised effective 6 October 2006 for annual financial reporting purposes.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(f) Property, plant and equipment (continued)

Leases in terms of which the Boart Longyear Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases and are expensed as payment is due.

(g) Intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the attributable net assets and is not amortised, but tested for impairment annually. If there is an indication that the goodwill may be impaired, the impairment is recognised in income and is not subsequently reversed. When the excess of the cost of an acquisition over the fair value of the attributable net assets is negative (a surplus on acquisition), it is recognised immediately in profit or loss.

As part of its transition to A-IFRS, the Boart Longyear Group has restated only those business combinations that occurred on or after 1 January 2006. In respect of acquisitions prior to 1 January 2006, goodwill represents the unamortised amount recognised under the Boart Longyear Group's previous accounting framework, UK GAAP, at 1 January 2006.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Trademarks and trade names
Trademarks and trade names recognised by the Boart Longyear Group are considered to have indefinite useful lives and are not amortised. Each period, the useful life of each of these assets is reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset might be impaired.

Contractual customer relationships
Contractual customer relationships acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Contractual customer relationships have a finite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses.

Contractual customer relationships are amortised over a 10 year period on a straight line basis. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

Patents
Patents are measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight line basis over their estimated useful lives of 10 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period, with any changes being recognised as a change in accounting estimate.

Research and development costs
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in profit or loss when incurred.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(g) Intangible assets (continued)

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Boart Longyear Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised in profit or loss on a straight line basis over the estimated useful lives.

Other intangible assets
Other intangible assets that are acquired by the Boart Longyear Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss when incurred.

(h) Assets classified as held for sale

Non-current assets (and disposal groups) classified as held for sale and liabilities directly associated are measured at the lower of carrying amount or fair value less costs to sell.

The Boart Longyear Group classifies non-current assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for such a sale and the sale is highly probable. The sale of the asset (or disposal group) must be expected to be completed within one year from the date of classification, except in the circumstances where sale is delayed by events or circumstances outside the Boart Longyear Group's control but it remains committed to a sale.

The Boart Longyear Group discloses the results of these disposal groups as discontinued operations on the face of the income statement only if they meet the following requirements:

- represent a separate major line of business or geographical area of operations;
- are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- are a subsidiary acquired exclusively with a view to resale.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(i) **Current and deferred taxation**

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, in respect of all temporary differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Temporary differences are differences between the Boart Longyear Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

(j) **Derivative financial instruments**

The Boart Longyear Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Boart Longyear Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

The fair value of hedging derivatives is classified as a non-current asset or a non-current liability if the remaining maturity of the hedge relationship is more than 12 months and as a current asset or a current liability if the remaining maturity of the hedge relationship is less than 12 months.

Derivatives not designated into an effective hedge relationship are classified as a current asset or a current liability regardless of their remaining maturities.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(j) Derivative financial instruments (continued)

Hedge accounting
The Boart Longyear Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges.

Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Boart Longyear Group documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.

Furthermore, at the inception of the hedge and on an ongoing basis, the Boart Longyear Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other expenses or other income.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Boart Longyear Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(k) Impairment

Non-financial assets
The Boart Longyear Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, a recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use or its fair value, less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Financial assets
A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(l) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent unsecured liabilities for goods and services provided to the Boart Longyear Group prior to the end of the financial period that are unpaid and arise when the Boart Longyear Group becomes obligated to make future payments.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(m) Provisions

A provision is recognised if, as a result of a past event, the Boart Longyear Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Warranties
The Boart Longyear Group maintains warranty reserves for consumable type products manufactured or sold by its various companies. Based on past experience, warranty returns have not been significant. A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring
A provision for restructuring is recognised when the Boart Longyear Group has approved a detailed and formal restructuring plan, and the Boart Longyear Group starts to implement the restructuring plan or announces the main features of the restructuring plan to those affected by the plan in a sufficiently specific manner to raise a valid expectation of those affected that the entity will carry out the restructuring. The Boart Longyear Group's restructuring accruals include only the direct expenditures arising from the restructuring, which are those that are both necessarily incurred by the restructuring and not associated with the ongoing activities of the entity.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Boart Longyear Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Boart Longyear Group recognises any impairment loss on the assets associated with that contract.

(n) Employee benefits

Liabilities for employee benefits for wages, salaries, annual leave, long service leave, and sick leave represent present obligations resulting from employees' services provided to the reporting date and are calculated at discounted amounts based on remuneration wage and salary rates that the Boart Longyear Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax, when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Boart Longyear Group in respect of services provided by employees up to reporting date.

Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Boart Longyear Group as the benefits are taken by the employees.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Boart Longyear Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(n) Employee benefits (continued)

Defined contribution pension plans and postretirement benefits
A defined contribution plan is a pension plan under which the Boart Longyear Group pays fixed contributions into a separate entity. The Boart Longyear Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The amount recognised as an expense in the income statement in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Defined benefit pension plans
The Boart Longyear Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any fund assets is deducted.

The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating to the terms of the Boart Longyear Group's defined benefit obligations. Where there is no deep market in such bonds, the market yields at the reporting date on government bonds are used. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Where the calculation results in a benefit to the Boart Longyear Group, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions
Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of a Black-Scholes-Merton model. The Black-Scholes-Merton model requires the input of highly subjective assumptions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Boart Longyear Group's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted after 7 November 2002 that vest after 1 January 2006. No amount has been recognised in the financial statements in respect of the other equity-settled shared-based payments.

Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(n) Employee benefits (continued)

Earn-out and bonus agreements
In certain circumstances, previous owners of acquired businesses may become employees of the Boart Longyear Group. A business combination agreement may include earn-out or bonus clauses which provide for an adjustment to the cost of the combination contingent upon future events. If contingent consideration is, in substance, compensation for services or profit sharing (e.g., clauses requiring that the individual remain employed by the Boart Longyear Group), those payments are recognised as an expense over the period of services provided. If the substance of the consideration is payment for the business acquired, the amount is treated as an adjustment to the cost of the business combination.

(o) Loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. Debt issuance costs are amortised using the effective interest rate method over the life of the borrowing. For refinancing or restructuring of liabilities which are not considered a substantial modification, all costs incurred related to the refinancing or restructuring are amortised to profit and loss in the period of refinancing. For refinancing or restructuring of liabilities which are considered a substantial modification, a gain (loss) is recognised and the initial issue costs are written off, while any issuance costs related to the refinancing are recorded against the liabilities.

Borrowings are classified as current liabilities unless the Boart Longyear Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

(q) Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(r) Revenue Recognition

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, value added tax and other sales taxes. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale and with local statute, but are generally when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion of the contract is determined as follows:

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

(r) Revenue Recognition (continued)

- Revenue from drilling services contracts is recognised on the basis of actual meters drilled for each contract; and
- Revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses are incurred.

Investment income is accrued over time, by reference to the principal outstanding and at the effective applicable interest rate.

(s) Foreign currency transactions

The financial statements of the Boart Longyear Group and its international subsidiaries have been translated into US dollars using the exchange rate at each balance sheet date for assets and liabilities of foreign operations and at an average exchange rate for revenues and expenses throughout the period. The effects of exchange rate fluctuations on the translation of assets and liabilities are recorded as movements in the foreign currency translation reserve ("FCTR").

The Boart Longyear Group's presentation currency is the US dollar. The Boart Longyear Group determines the functional currency of its subsidiaries based on the currency used in their primary economic environment, and, as such, foreign currency translation adjustments are recorded in the FCTR for those subsidiaries with a functional currency different from the US dollar.

Transaction gains and losses, and unrealized translation gains and losses on short-term intercompany and operating receivables and payables denominated in a currency other than the functional currency, are included in SG&A expenses in the consolidated income statement.

(t) Contingencies

The recognition of accruals for legal disputes is subject to a significant degree of estimation. Accruals are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Accruals are recognised when (a) the Boart Longyear Group has a present legal or constructive obligation as a result of past events, (b) it is more likely than not that an outflow of resources will be required to settle the obligation, and (c) the amount of that outflow has been reliably estimated.

(u) Segment reporting

A segment is a distinguishable component of the Boart Longyear Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Boart Longyear Group's primary format for segment reporting is based on business segments.

2. SEGMENT REPORTING

The Boart Longyear Group has two operating segments – Drilling Services and Products – which provide services and products to mining companies, energy companies (coal, oil, gas and geothermal), water utilities, environmental and geotechnical engineering firms, government agencies and other mining services companies.

	Consolidated Half-Year 30 June 2007	
	Revenue US$'000	Profit / (loss) US$'000
Drilling Services	459,711	87,464
Products	290,274	46,687
Other	-	(116,801)
Total	749,985	17,350

	Consolidated Half-Year 30 June 2006	
	Revenue US$'000	Profit / (loss) US$'000
Drilling Services	304,985	41,316
Products	220,950	31,758
Discontinued Operations	25,512	(6,323)
Other	-	(66,856)
Total	551,447	(105)

Included in the "Other" category above are corporate selling, general and administrative expenses; other operating income; net interest expense; and income tax expense.

3. OTHER OPERATING INCOME

During the half-year ended 30 June 2007 and 30 June 2006, other operating income consisted of:

	Consolidated	
	2007 US$'000	2006 US$'000
Gain (loss) on foreign currency translation	12,494	(418)
Gain (loss) on gold hedge	(272)	8,915
Other income (expenses), net	(1,411)	464
	10,811	8,961

The majority of the gain on foreign currency translation during the half-year ended 30 June 2007 related to foreign currency movement on:

- Short-term intercompany loan balances which were ultimately settled during the half-year; and
- US dollar denominated debt held by a Canadian subsidiary which has been subsequently hedged.

4. INTEREST EXPENSE

During the half-year ended 30 June 2007 and 30 June 2006, interest expense consisted of:

	Consolidated	
	2007 US$'000	2006 US$'000
Interest on loans and borrowings	56,926	25,651
Amortisation of debt issuance costs	26,338	950
	83,264	26,601

Interest on loans and borrowings and amortisation of debt issuance costs for the half-year ended 30 June 2007 reflect significantly higher debt levels in place prior to the listing of the Company. In the Condensed Consolidated Cash Flow Statement for the half-year ended 30 June 2007, interest and other finance costs paid related to debt levels consistent with the post-IPO debt structure are classified as operating activities, while the remaining interest and other finance costs (which would be the result of the incremental pre-IPO debt) are classified as financing activities.

5. INCOME TAX EXPENSE

During the half-year ended 30 June 2006, the Company's effective income tax rate for continuing operations of 82% reflects limitations on foreign tax credits in the United States, as well as un-benefited foreign losses. The Boart Longyear Group is executing plans, including the group restructuring described in Note 15, to address the limitations on foreign tax credits as well as other tax limitations, which has resulted in an estimated effective income tax rate of 41% during the half-year ended 30 June 2007.

6. DISCONTINUED OPERATIONS

During the half-year ended 30 June 2006, the Boart Longyear Group disposed of the Hardmaterials and Softrock tools division and reported them as discontinued operations within the 2006 comparative information disclosed herein. The aggregate results for the half-year ended 30 June 2006 are set out below.

	Consolidated 30 June 2006 US$'000
Revenue	25,512
Expenses	(26,218)
Loss before income tax	(706)
Loss after income tax for discontinued operations	(706)
Loss on sale of the division before income tax	(7,391)
Income tax benefit	1,774
Loss on sale of the division after income tax	(5,617)
Loss from discontinued operations	(6,323)
The net assets of the Hardmaterials and Softrock division at the date of disposal were as follows:	
Net assets disposed of	70,532
Disposal costs	3,384
	73,916
Loss on disposal	(7,391)
Total consideration	66,525
Net cash disposed	(1,143)
Satisfied by cash, and net cash inflow arising on disposal	65,382

7. ASSETS CLASSIFIED AS HELD FOR SALE

On 1 August 2007, the Boart Longyear Group announced the sale of the Mining Capital Equipment ("MCE") division in Australia for $8.8 million. The disposal is consistent with the Boart Longyear Group's long-term policy to focus its activities on higher return, core business opportunities. The MCE Australia division is not considered a core business and earned lower returns than the core business lines.

On reclassification of these operations to assets held for sale, the Boart Longyear Group has not recognised any impairment losses.

The MCE Australia division has been classified and accounted for at 30 June 2007 as a disposal group held for sale.

8. PROVISIONS

The current provisions balances as at 30 June 2007 and 31 December 2006 are as follows:

	Consolidated	
	30 June 2007 US$'000	31 December 2006 US$'000
Employee benefits	11,300	8,830
Earnout agreements	8,003	11,415
Restructuring accrual	3,612	7,512
Warranty reserve	1,148	785
Current provisions	24,063	28,542

The non-current provisions balances as at 30 June 2007 and 31 December 2006 are as follows:

	Consolidated	
	30 June 2007 US$'000	31 December 2006 US$'000
Pension and post-retirement benefits	23,820	36,423
Employee benefits	1,582	1,363
Non-current provisions	25,402	37,786

9. ISSUED CAPITAL

Pursuant to its IPO on the Australian Securities Exchange, the Boart Longyear Limited issued 1,269,158,552 ordinary shares. An additional 216,091,448 ordinary shares were issued to redeem exchangeable notes. No additional shares have been issued during the half-year ended 30 June 2007. As a result, total ordinary shares issued as at 30 June 2007 were 1,485,250,000.

As the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition, the amount recognised for the newly issued equity is equal to the value of the issued equity of RSHI prior to the combination. The difference between the value of the issued equity of RSHI prior to the combination and the actual net proceeds received for the issue of Boart Longyear Limited shares is included within other equity amounts on the balance sheet.

No shares were issued by RSHI during the comparative period or the period between 1 January 2007 and the date of acquisition by Boart Longyear Limited.

10. RESERVES

The reserve balances as at 30 June 2007 and 31 December 2006 are as follows:

	Consolidated	
	30 June 2007 US$'000	31 December 2006 US$'000
Foreign currency translation	6,218	(349)
Equity-settled employee benefits	328	7,743
Unrealised gains (losses) related to hedging instruments	54	(2,205)
	6,600	5,189

During the interim periods, changes in the reserve balances consisted of:

Foreign currency translation	2007	2006
Balance at 1 January	(349)	27
Exchange differences arising on translation of foreign operations	6,567	(3,840)
Balance at 30 June	6,218	(3,813)

Equity-settled employee benefits	2007	2006
Balance at 1 January	7,743	515
Cancellation of shares	(7,743)	-
Share-based compensation expense	328	1,105
Balance at 30 June	328	1,620

Unrealised gains (losses) related to hedging instruments	2007	2006
Balance at 1 January	(2,205)	-
Net unrealised gain on cash flow hedges (net of tax)	2,259	-
Balance at 30 June	54	-

11. OTHER EQUITY

During the half-year ended 30 June 2007 and 30 June 2006, the changes in other equity consisted of:

	Consolidated	
	30 June 2007 US$'000	30 June 2006 US$'000
Balance at 1 January	(991,546)	-
Cancellation of shares	7,743	-
Proceeds from issuance of shares	1,923,452	-
IPO transaction costs capitalised (net of tax)	(52,059)	-
Payment to redeemable note holders	(1,030,829)	-
Balance at 30 June	(143,239)	-

12. ACCUMULATED LOSSES

During the half-year ended 30 June 2007 and 30 June 2006, the changes in accumulated losses consisted of:

	Consolidated	
	30 June 2007 US$'000	30 June 2006 US$'000
Balance at 1 January	(245,948)	(164,199)
Profit (loss) for the period attributable to equity holders of the parent	17,350	(105)
Unrealised actuarial gains (losses) on defined benefit pension plans (net of tax)	5,825	(1,688)
Balance at 30 June	(222,773)	(165,992)

13. DIVIDENDS

During the half-year ended 30 June 2007, there were no dividends declared or paid.

14. ACQUISITIONS

During the half-year ended 30 June 2007 the Boart Longyear Group acquired the following entities:

On 10 January 2007, the Boart Longyear Group acquired certain assets of KWL Drillrig Engineering Pty Limited ("KWL"). KWL is located in Australia and its principal activity is designing and manufacturing reverse circulation rigs for use in the mining industry. Accounting for the acquisition has been determined provisionally at 30 June 2007.

On 23 January 2007, the Boart Longyear Group acquired 100% of issued share capital of Grimwood Davies Pty Limited. Grimwood Davies Pty Limited's principal activity is providing reverse circulation exploration drilling services, primarily in Western Australia. Accounting for the acquisition has been determined provisionally at 30 June 2007.

14. ACQUISITIONS (CONTINUED)

On 31 January 2007, the Boart Longyear Group acquired 100% of the issued share capital of Connors S.A. ("Connors Chile") and Connors Argentina S.A. ("Connors Argentina"). Connors Chile is a mineral exploration drilling service provider in Chile operating with 25 rigs in both the underground and surface markets. Connors Argentina is a mineral exploration drilling service provider in the Argentine market operating with 9 rigs. Accounting for the acquisition has been determined provisionally at 30 June 2007.

The net assets acquired in these business combinations, and the goodwill arising, are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	4,147	-	4,147
Trade and other receivables	8,131	-	8,131
Inventories	4,713	-	4,713
Other assets	1,466	-	1,466
Intangible assets	-	10,461	10,461
Property, plant and equipment	11,950	4,882	16,832
Trade and other payables	(8,111)	-	(8,111)
Deferred tax liabilities	(520)	(4,322)	(4,842)
Finance lease	(2,929)	-	(2,929)
	18,847	11,021	29,868
Goodwill arising on the acquisition			**53,424**
Total consideration, satisfied by cash			83,292
Net cash outflow arising on acquisition:			
Cash consideration paid			(83,292)
Cash and cash equivalents acquired			4,147
Deferred purchase price payment			1,213
			(77,932)

The goodwill arising on the acquisition of KWL is attributable to the capability it provides the Boart Longyear Group to manufacture reverse circulation rigs and allow the Boart Longyear Group to expand the capacity of the reverse circulation operations in Western Australia.

The goodwill arising on the acquisition of Grimwood Davies Pty Limited is attributable to the position it occupies as a significant reverse circulation driller in Western Australia, which provides the Boart Longyear Group with a tremendous opportunity to expand these services with other key accounts of the Boart Longyear Group, building on Boart Longyear Group's already significant reverse circulation drilling services presence in Western Australia.

The goodwill arising on the acquisition of Connors Chile is attributable to the entry it provides the Boart Longyear Group into the Chilean underground market and the opportunity to consolidate the Boart Longyear Group's operation in Chile into Connors Chile. The goodwill arising on the acquisition of Connors Argentina is attributable to the entry it provides the Boart Longyear Group into the Argentine surface exploration market, and is an excellent opportunity for the Boart Longyear Group to expand theses services and further penetrate the Argentine exploration market.

14. ACQUISITIONS (CONTINUED)

The results contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $4.4 million. Had the acquisitions been completed on 1 January 2007, total consolidated revenue for the period would have been $753.3 million, and consolidated profit for the period would have been $17.6 million.

During the interim period ended 30 June 2007, the final purchase price payment for Prosonic of $38.4 million was made.

15. GROUP RESTRUCTURING

During the half-year ended 30 June 2007, the Boart Longyear Group completed a group restructuring that resulted in a new corporate structure. In summary, the group restructuring consisted of:

- Certain entities located in the United States of America selling wholly owned subsidiaries to wholly owned Australian subsidiaries of Boart Longyear Limited; and
- Repayment of existing external borrowings and drawdown of new borrowings in Canada and Australia.

As at 30 June 2007, all critical steps in the group restructuring have been completed.

16. CONTINGENCIES

Legal claims

The Boart Longyear Group is subject to certain routine legal proceedings that arise in the normal course of its business. The Boart Longyear Group believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined), including the legal proceedings described above, will not materially affect the Boart Longyear Groups' operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of any litigation is uncertain, and unfavourable outcomes could have a material adverse impact.

17. SUBSEQUENT EVENTS

There has been no matter or circumstance that has arisen since the end of the financial period that has significantly affected, or may significantly affect, the operations of the consolidated entity or the results of those operations.

END